Exhibit 2

2002 ANNUAL REPORT

CANADIAN SUPERIOR
ENERGY INC.

CORPORATE PROFILE

Canadian Superior Energy Inc. is a Calgary-based energy company engaged in the exploration and production of oil and natural gas in Canada.  The Corporation plans to continue increasing its reserves and production base in Canada through exploration and strategic acquisitions.  In Atlantic Canada, the Corporation’s primary area of focus is on its exploration blocks on the Scotian Shelf, offshore Nova Scotia, where it is one of the largest offshore acreage holders.  In Western Canada, the Corporation is currently focusing on oil and gas prospects in Alberta, Saskatchewan and British Columbia.

        The common shares of Canadian Superior trade on the Toronto Stock Exchange and the American Stock Exchange under the symbol “SNG”.  As at April 30, 2003, the Corporation had 87.6 million common shares issued and outstanding.

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of Shareholders will be held on June 27th, 2003 at 10:30 a.m. in the Viking Room, Calgary Petroleum Club, 319 — 5th Avenue S.W., Calgary, Alberta T2P 0L5.  All shareholders are encouraged to attend.  Those unable to do so are requested to sign and return the proxy form mailed with this Report.

ABBREVIATIONS

mcf…thousand cubic feet	bcf … billion cubic feet
mbbls … thousands of barrels	bcfe … billion cubic feet equivalent
mmcf … million cubic feet	boe … barrels of oil equivalent
mmcfe … million cubic feet equivalent	boe/d … barrels of oil equivalent per day
mcfe … thousand cubic feet equivalent	bbl … barrel
mcf/d … thousand cubic feet per day	bbl/d … barrels per day
NGLs … natural gas liquids, consisting of any one or more propane, butane or condensate

CONVERSION

All calculations converting natural gas to crude oil equivalent have been made using a ratio of six mcf of natural gas to one barrel of crude oil equivalent.

CONTENTS

2002 Highlights	1	Management’s Report	22
Message to Shareholders	2	Auditors’ Report	22
Operations Review	6	Financial Statements and Notes	23
Management Discussion and Analysis	18

ANNUAL REPORT 2002

2002 HIGHLIGHTS

December 31	2002	2001

Financial ($000’s except per share amounts)
Gross Production Revenue	$7,741	$4,945
Cash Flow from Operations	$799	$1,729
Per Share	$0.01	$0.04
Net Earnings (loss)	$(28,173)	$8,109
Per Share	$(0.51)	$0.20
Capital Expenditures	$55,025	$27,660
Working Capital, net of bank debt	$(334)	$1,310
Term Deposits	$12,032	$21,115
Bank Debt	5,150	nil

Shares Outstanding at Year-end	65,031,673	50,419,708	*

Operating
Average Production
Natural Gas (mcf/d)	4,725	2,491
Oil & NGLs (bbls/d)	59	19
Barrel of Oil Equivalent	846	434
Average Selling Price
Oil & NGLs ($/bbl)	$35.69	$36.03
Natural Gas ($/mcf)	$4.04	$5.23
Reserves (Gross)**
Proven
Natural Gas (mmsf)	25,953	28,586
Oil & NGLs (mmbl)	1,508	351
Barrel of Oil Equivalent (mboe)	5,834	5,155
Proven and Risked Probables
Natural Gas (mmcf)	35,964	41,452
Oil & NGLs (mmbl)	3,780	1,636
Barrel of Oil Equivalent (mboe)	9,774	8,545
Undeveloped Land (acres)**
Gross	1,106,371	985,058
Net	1,022,509	982,376
Wells Drilled
Gross	17.0	17.0
Net	16.5	16.1

  *    Including Special Warrants

**   December 31, 2002 values Pro-Forma Drumheller asset acquisition.

MESSAGE TO SHAREHOLDERS

2002 was an exciting year and a year of substantial achievement for Canadian Superior. During the year Canadian Superior focused on aggressively developing existing assets and targeting new growth opportunities.  We remained well capitalized and we worked hard to fortify the basic foundation blocks required for sustainable growth.  Since the beginning of 2002, we have made significant progress in expanding our Western Canadian production and land holdings.  We also commenced exploration initiatives on our East Coast Offshore holdings with the drilling of our first Offshore Nova Scotia exploration well. Highlights of 2002 include:

•               Record production and revenue levels, up 95% and 57%, respectively, compared to 2001.

•               NAV rose to a record level of $188 million ($2.01 per share).

•               Established a major joint venture with El Paso Corporation (“El Paso”) for development of our extensive offshore East Coast landholdings.

•               Drilled of our first Offshore Nova Scotia exploration well whereby we became the first junior/intermediate sized company to operate drilling activities in the harsh Offshore Nova Scotia operating environment.

•               Conducted significant land acquisitions and prospect development in several high impact Western Canadian areas, including East Ladyfern, Altares and Umbach.

•               Acquired El Paso’s Drumheller area oil and gas assets for approximately $65 million, effective October 1, 2002.

•               Listing of the Corporation’s shares for trading on American Stock Exchange (“AMEX”) to further expand capital market presence and liquidity.

•               Completed $29.9 million in equity financings during the year to maintain a strong balance sheet.

        The Drumheller acquisition provides Canadian Superior with a significant Western Canadian core operating base. It was not completed until the first quarter of 2003 and therefore was not included in our 2002 operating results. However the transaction added approximately 2,600 boe/d of sweet gas (75%) and light oil (25%) to our production base, approximately 4.2 million boe to our proved reserves and approximately 5.5 million boe to our established reserves.  In addition, the purchased assets include underutilized gas plant capacity, strategic production facilities, a large undeveloped land position comprised of 170,000 acres, and a healthy portfolio of 40+ locations identified for development drilling.  Additionally, a light oil pool infill drilling and waterflood program is expected to add from 1 to 4 million barrels of light recoverable oil reserves not included in the Corporation’s expanded reserve base related to the El Paso acquisition.

        Also, during 2002 we expanded our Western Canadian asset base to significantly increase our East Ladyfern area holdings to 22 sections of contiguous lands located updip of the main Ladyfern natural gas field.  In January 2003, drilling operations commenced on the first two exploration wells of a planned multi-well East Ladyfern program.  As of the end of April 2003, two wells have been drilled and have resulted in two Slave Point natural gas discoveries.  We are optimistic that these natural gas discoveries will result in a new large gas field being established on our extensive land holdings.  Canadian Superior holds a 75% working interest in the first two wells with a major oil and gas company farming-in to earn a 25% working interest.

        On the East Coast, Offshore Nova Scotia, we operated our first exploration well.  The “Marquis” L-35/L-35A well succeeded in confirming the targeted play type, the Abenaki reef reservoir, and porosity.  Although this well did not encounter commercial quantities of natural gas, based on the information obtained from this first well, we intend to drill a second “Marquis” within the next year.  The “Marquis” L-35/L-35A well was drilled for a total cost of approximately $45 million.  Canadian Superior and El Paso are currently in the process of shooting additional seismic on the “Marquis Project” to identify an optimal Abenaki Reef location for the next “Marquis” well to be drilled updip from the L-35/L-35A well within the next year.

“EXPANDED WESTERN CANADIAN PRODUCTION”

        In April 2003, we were pleased to announce that El Paso would once again farm-in and agree to participate with us in the drilling of a second East Coast exploration well.  El Paso has an experienced and talented exploration, production and pipeline technical group with resources and expertise that represents a tremendous partner asset for Canadian Superior.  Our second East Coast exploration well is to be drilled on our 101,800 acre “Mariner Project” lands.  It will be one of the deepest wells to be drilled in Canada during 2003.  Preparation activities for drilling are proceeding ahead on schedule.  During the third quarter of 2002, we completed a $3.5 million 2,200 kilometre high density seismic program with El Paso Oil & Gas Canada, Inc. The Environmental Assessment for Exploration Drilling has been completed and approved.  Field work for site surveys commenced early in 2003.  The well is to be drilled in shallow waters (less than 180 feet) to a target depth of approximately 19,685 feet at an estimated cost of approximately $45 million D&A and $60 million completed.  This well will evaluate one of three major Cretaceous structures identified on the “Mariner Project” targeting potential reserves in excess of 1 tcf directly offsetting the 1.6 tcf Venture gas field.  Drilling is currently scheduled to commence in the late summer of this year.

        In relation to our East Coast drilling expenditures, we intend to continue to minimize our financial outlay requirements wherever possible through promoted farm-out transactions.

CORPORATE ACCOMPLISHMENTS SINCE JANUARY 1, 2002

EAST COAST, OFFSHORE NOVA SCOTIA

•               April 23, 2002:  Announced a joint venture with El Paso Oil & Gas Canada, Inc., an indirect subsidiary of El Paso Corporation (NYSE: EP), to develop Canadian Superior’s land holdings in the shallow waters of the Scotian shelf located Offshore Nova Scotia.

•               May 23, 2002:  Announced the contracting of the Rowan Gorilla V Rig for the initial drilling of the Canadian Superior/El Paso “Marquis” Natural Gas Project Offshore Nova Scotia.  The Rowan Gorilla V is one of the largest jack-up drilling rigs operating in the world.

•               July 2, 2002:  Announced the commencement of the drilling on the “Marquis” L-35/L-35A exploration well located Offshore Nova Scotia, Canada.

•               September 11, 2002:  Completed the operation of the drilling of the “Marquis” L-35/L-35A well on budget, and ahead of schedule.

•               September 20, 2002:  Commenced the acquisition of 2,200 kilometres of high density seismic data on the “Mariner Project” to identify several highly prospective drilling targets.

•               As at January 1, 2003, McDaniel & Associates Consultants Ltd appraised the Offshore Nova Scotia acreage held by Canadian Superior at $91 million.

WESTERN CANADA

•               During 2002, Canadian Superior worked hard to assemble and enhance significant land positions in several high impact Western Canadian areas, including East Ladyfern, Altares and Umbach.

•               November 18, 2002:  Announced the acquisition in Northwest Alberta of a major acreage position located updip of the main Ladyfern gas field.  The  10 sections of land, acquired at the Government of Alberta’s November 13, 2002 Alberta Petroleum and Natural Gas Land Sale, complement 12 sections of land previously acquired by the Corporation through land agents during the previous 18 months.  Several major Slave Point amplitude anomalies analogous to the main Ladyfern gas field have been identified on our acreage.  Drilling and casing of two of the four planned East Ladyfern well locations occurred in the first quarter of 2003. The first two drilled exploration wells resulted in Slave Point natural gas discoveries.

•               During 2002, we examined our Western Canadian asset mix and determined that our asset base was too heavily weighted to winter access activity areas.  Our Western Canadian drilling programs, scheduled for winter access areas in Alberta and British Columbia, were delayed significantly due to the lack of freeze-up conditions. Accordingly, Canadian Superior focused on identifying a suitable acquisition characterized by stable existing production, year-round accessibility and low risk, low cost development potential. On January 13, 2003, Canadian Superior entered into an agreement to acquire El Paso’s Drumheller Area oil and gas assets, production facilities, gas plants and undeveloped lands located in Central Alberta, effective October 1, 2002, for approximately $65 million.  Approximately $53.5 million, net of purchase price adjustments of $11.5 million (primarily related to post October 1, 2002 production), was paid for this acquisition.

CORPORATE

•               On September, 2002, common shares of Canadian Superior were listed and commenced trading on the American Stock Exchange under the symbol “SNG”.

•               Completed $29.9 million in common share and flow-through common share financings in 2002 to maintain balance sheet strength.  After year-end, an additional $35 million of equity financing was completed to facilitate the closing of the Drumheller area asset acquisition.

•               September 18, 2002:  Announced a normal course issuer bid to purchase, through the facilities of The Toronto Stock Exchange, up to 2,855,000 common shares during the next 12 months. In 2002, a total of 69,700 shares were acquired under the issuer bid.

CORPORATE GROWTH STRATEGY

Given that we have now established a stable operating platform in Western Canada, we will continue to focus on internally generated opportunities and further acquisition opportunities similar to the Drumheller area asset purchase.

        As mentioned above, the Drumheller area production purchase from El Paso was completed on March 21, 2003 for a purchase price of approximately $65 million (approximately $53.5 million net of adjustments).  The acquisition provides Canadian Superior with a large core operating area that is accessible on a year-round basis.  The acquisition is accretive to our reserves, production and cash flow based on an attractive purchase price of $20,576 per daily flowing boe (6:1).  The Drumheller acquisition includes approximately 2,600 boe/d of company-operated sweet gas and light crude oil production, approximately 4.2 million boe of proved reserves, approximately 5.5 million boe of established reserves, and high working interests in 170,000 gross acres of land (106,693 net acres).  The transaction includes extensive seismic data and key infrastructure assets consisting of interests in three gas plants, three oil batteries, 20 production facilities and 130 kilometres of company-operated pipelines.  The acquired production is comprised of 75% natural gas and 25% light sweet crude.  Approximately 40 high working interest drilling locations have been identified for drilling during 2003 on the Drumheller area undeveloped lands with an estimated risked potential to add approximately 2,000 boe/d of net production to Canadian Superior.

        During 2002, Canadian Superior invested approximately $55 million in capital projects.  Our strategic initiatives, including the acquisition of Drumheller area assets early in 2003, have resulted in a substantial increase in both our asset base and the opportunities available for future growth since the beginning of 2002.

“FORTY HIGH INTEREST DRILLING LOCATIONS”

During 2003, we intend to continue to:

•               Grow our Western Canadian cash flow and production base focusing on the Drumheller area assets and on high impact Western Canadian plays;

•               Pursue balanced capital programs focused on both deep and shallow gas, including production optimization, workovers, low risk drilling, high impact exploration and acquisition opportunities;

•               Allocate capital to projects and activities that provide strong long-term rates of return;

•               Continue with further drilling on our  world-class “Mariner”, “Marquis”, and “Mayflower” projects;

•               Leverage high impact exploration plays through industry participation to increase exploration reach, maximize rates of return and spread risk;

•               Increase efficiencies and reduce operating costs; and

•               Maintain a strong balance sheet.

        The combination of maintaining a strong balance sheet, disciplined analytical assessment methods and strong Management, will allow us to be confident that we can continue to deliver solid sustainable returns and value to our shareholders.  Our target Western Canadian production exit rate for 2003 is 5,000 boe/d.

OUTLOOK

Looking to the future, we intend to maintain a strong balance sheet and we intend to continue to target assets and opportunities that are viewed as attractive, consistent with our expertise and manageable.  In relation to new activity areas, we intend to proceed with projects that capitalize on the expertise we have developed in conventional Western Canadian operations and in Offshore Nova Scotia operations.  In relation to offshore activities, we intend to consistently minimize our financial outlay requirements wherever possible through promoted farm-out transactions to provide maximum leverage for shareholders at minimal cost.

        During the last twelve months, our common shares have continued to trade actively. The AMEX listing has expanded our market presence into the U.S. and has added additional liquidity.  Our share price on the TSX closed at $1.50 on December 31, 2002, down slightly from $1.57 on December 31, 2001 in spite of a very difficult stock market.  Our stock continues to trade actively averaging approximately 217,700 shares per day in 2002 and 255,400 shares per day to date in 2003.

        At December 31, 2002, pro forma the Drumheller area asset acquisition, the net asset value of the Corporation has grown to a record level of $188 million with our estimated net asset value per share equal to $2.01 per share.  This does not reflect the value of our East Ladyfern discovery.

        On the East Coast, we intend to continue drilling on our ‘world-class’ projects. In Western Canada, we intend to proceed actively with a combination of low risk development and high risk exploration drilling which should allow us to meet our targeted Western Canadian exit rate for 2003 of 5,000 boe/d.

        Respectfully submitted on behalf of the Management, Staff and Board of Directors of Canadian Superior Energy Inc.

Greg S. Noval
President & CEO
May 12, 2003

OPERATIONS   REVIEW

PRINCIPAL OIL AND GAS PROPERTIES

Canadian Superior has made substantial progress along two parallel paths; establishing secure cash-flow from conventional Western Canadian oil and gas assets coupled with ongoing ‘world-class’ exploration on our high impact Offshore Nova Scotia basin plays.

EAST COAST, OFFSHORE NOVA SCOTIA

During the past year, Canadian Superior commenced Offshore Nova Scotia exploration activities with the drilling of our first offshore exploration well and the acquisition of a seismic program that has confirmed our next drilling location. Canadian Superior is the fourth largest public company acreage holder in the ‘world class’ Offshore Nova Scotia basin.  In the Offshore Nova Scotia basin, we hold four large offshore exploration licenses.  These four licenses are now grouped and identified as separate projects: the “Marquis Project” (2 licenses); the “Mariner Project” (1 license); and the “Mayflower Project” (1 license).  Canadian Superior holds interests in approximately 933,800 acres of Offshore Nova Scotia licenses.  Our licenses are located close to existing Sable Island project infrastructure and to planned infrastructure that is to supply gas to Northeastern United States natural gas markets.

        McDaniel & Associates Consultants Ltd has appraised our undeveloped Offshore Nova Scotia lands at a fair market value of $91.0 million as at December 31, 2002.

        The past year was highlighted by several achievements Offshore Nova Scotia. First and foremost was our joint venture agreement with El Paso Corporation (“El Paso”). El Paso’s involvement with Canadian Superior was formalized in April 2002 with the signing of significant joint venture agreements for the “Marquis Project”.  Under the

Joint Venture Agreements, Canadian Superior was effectively carried for 100% of the initial $30 million of well expenditures incurred in the drilling of the “Marquis” L-35/L-35A well.  El Paso participated with Canadian Superior in the creation of an expert joint venture technical group housed in Canadian Superior’s East Coast office, located in Halifax, Nova Scotia. This technical team possesses ‘world class’ expertise directed at developing Canadian Superior’s offshore projects.

        El Paso has a long-term mandate to remain active in Offshore Nova Scotia exploration and development programs. The “Marquis” and “Mariner” projects in which El Paso is participating are positioned to become anchor gas supply sources for the proposed El Paso US $1.8 billion “Blue Atlantic Transmission System”.  This pipeline system will export natural gas from Offshore Nova Scotia to New York.

“Marquis Project” (50% WI, Operated)

The “Marquis Project” encompasses two exploration licenses with an aggregate of approximately 112,065 contiguous acres located in shallow water depths (less than 180 feet) in close proximity to the existing Sable Island project producing infrastructure.  In the July to September period in 2002, Canadian Superior operated the drilling of its first Offshore Nova Scotia exploration well, the “Marquis” L-35/L-35A well, with its partner El Paso. This well was drilled safely and the well confirmed the presence of porous Abenaki reef reservoir that occurred in three separate zones within the massive Abenaki reef complex.  The presence of reservoir in the Marquis L-35 and sidetrack L-35A well bores establishes that the “Deep Panuke” type of play is present within the “Marquis Project” lands.  Our primary exploration target in the “Marquis Project” continues to be a large carbonate reef bank reservoir analogous to EnCana’s Deep Panuke discovery (25 km directly on trend to the southwest of “Marquis”).  EnCana’s Deep Panuke discovery is expected to commence production at an estimated rate of 400 mmcf/d.

        A 3-D seismic program is planned to further delineate and define the next planned “Marquis” well location which will be drilled structurally up-dip from the “Marquis” L-35/L-35A well.

“ATTRACTIVE OFFSHORE NOVA SCOTIA PROJECTS”

“Mariner Project” (100% WI, subject to Farmin)

The “Mariner Project” lands were acquired at a Canada-Nova Scotia Offshore Petroleum Board Call for Bids in November, 2001 and our successful work expenditure bid of $15.5 million was based on proprietary seismic data acquired by Canadian Superior.  The exploration license comprising the “Mariner Project” is 101,835 acres in size.    On April 23, 2002, Canadian Superior announced it had obtained a commitment from El Paso to participate in a detailed infill seismic survey for the purpose of evaluating a drilling location on the “Mariner Project”.  Canadian Superior and El Paso jointly acquired a large high-density seismic data set in late 2002.  This newly acquired data, consisting of 2,200 kilometres of seismic, combined with our existing seismic data was processed and interpreted in detail to confirm the “Mariner Project” viability.  The seismic interpretation yielded three distinct structures similar to the nearby producing Venture gas field.  The Venture gas field, located less than 8 kilometres from the “Mariner Project” acreage, is the largest discovered field within the Sable Island project and contains an estimated 1.6 tcf of recoverable natural gas reserves.

On March 31, 2003, El Paso formally committed to farm-in and participate in the drilling of the first “Mariner Project” well. El Paso has the opportunity to earn a similar interest in the “Mariner Project” as it earned in the “Marquis Project”. We are targeting reserves accumulations of over 1 tcf.  The estimated well cost is $45 million (D&A) and $60 million completed.

        The planned “Mariner Project” well location is updip and on trend in the same fault block as a previously drilled well the Mobil Arcadia J-16.  The Mobil Arcadia J-16 well, is located approximately six kilometres north of the large producing Venture gas field, has indicated proven and possible reserves of over 250 bcfe of natural gas in place, and is located 13 kilometers east of our first well location.

        Canadian Superior’s and El Paso’s joint technical and operating teams are aggressively pursuing the necessary regulatory permits, designing the well and procuring equipment and supplies to safely drill a well on one of the three structures identified in our “Mariner Project” in 2003.

“Mayflower Project” (100% WI, Operated)

The “Mayflower Project” exploration license, 100% owned by Canadian Superior, was acquired at the Canada-Nova Scotia Offshore Petroleum Board Call for Bids in November, 2001 based on detailed geological and seismic data assessments conducted on the license area by our technical staff.  The “Mayflower Project” is located in the western portion of the Scotia Basin approximately 285 miles east of Boston, Massachusetts.  The “Mayflower Project” license area covers 720,000 acres and is in water depths exceeding 500 meters.

        Within the “Mayflower Project” lands Canadian Superior has identified three large closed structures flanked by distinct mini basins which have stacked turbidite sands and massive basin floor fans.  These types of prospects have been successfully explored in other basins along the Atlantic margin, (including offshore West Africa, Brazil and the Gulf of Mexico), and contain the potential for up to one billion barrels of oil equivalent reserves . The discovery by Marathon and their partners at Annapolis of a reported 5-15 tcf gas field (Source: March 22, 2003 Calgary Herald Business section from the Canadian Press Halifax) in a turbidite deposit Offshore Nova Scotia has proven the turbidite play concept and establishes that there is hydrocarbon source rocks and reservoir in the deep water plays. Several major operators, including Shell, Imperial Oil and EnCana are planning for other deepwater wells in the area and, accordingly, we are very encouraged with the commercial potential of our “Mayflower Project” targets.

        Canadian Superior intends to acquire extensive seismic data on the “Mayflower Project” lands during 2003 with drilling planned for 2004.

        The Canadian Superior website at www.cansup.com contains detailed Nova Scotia Offshore maps and project descriptions.

WESTERN CANADA

During the past year, our primary focus was directed toward our East Coast Offshore Nova Scotia development, however, we continued to develop our Western Canada asset base focusing on several areas in Alberta, British Columbia and Saskatchewan.  Developments were primarily confined to first quarter 2002 activities in:

i)        Northwest Alberta: In the Venus, Windfall, Boundary Lake and Bison Lake areas;

ii)       Northeastern British Columbia: In the Parkland, Umbach and Altares areas; and

iii)     Saskatchewan:  Frenchman Butte, Makwa, and Bronson areas.

        These areas presented challenges to the Corporation in that the majority of our production activities prior to year end were located in winter access only areas.  In spite of this, our average production during the year reached a record level of 846 boe/d, up 95% from 434 boe/d produced during 2001.

        The Western Canadian properties are concentrated in these areas of activity with projects ranging from low risk development to high impact, large reserves based exploration plays. Western Canadian acreage holdings were increased to 126,020 gross acres (105,269 net acres) in 2002.

        During 2002, the composition of the Corporation’s Western Canadian asset mix was carefully examined. The concentration of assets in winter access activity areas was identified as a vulnerability.  Scheduled winter access programs had the potential to be deferred significantly if freeze-up conditions were not present in normally expected time periods.  As a direct result of this examination process, we focused on evaluating production and land purchases to establish a new large base of assets located in year-round accessible activity areas.  This process resulted in acquisition of El Paso’s Drumheller area assets early in 2003. This acquisition added approximately 2,600 boe/d (6:1 - 75% natural gas) of production, proven reserves of 4.2 million barrels of oil equivalent, of which 92% are Proved producing, estimated established reserves (Proved + 1/2 Probable) of 5.5 million barrels of oil equivalent, underutilized gas plant capacity, strategic production facilities, a large undeveloped land position, and several low cost, low risk locations ready for immediate drilling with short tie-in distances.  The $65 million El Paso asset acquisition agreement was announced on January 13, 2003, effective October 1, 2002, was closed on March 20, 2003.

“ADDED 2600 BOE/D - 75% NATURAL GAS”

A purchase price of approximately of $53.5 million, net of adjustments of $11.5 million primarily related to post October 1, 2002 production, was paid for this acquisition. This equates to $20,576 per flowing boe/d (6:1) and $10.59 per established boe. The Drumheller area asset acquisition is accretive on both a cash flow and production basis.  The identified drillable locations, have the potential to add approximately 2,000 boe/d on a risked basis prior to year end. The Drumheller acquisition provides us with a core long-term operating base that can be accessed and developed on a year-round basis.

        As at December 31, 2002, the value of our Western Canadian assets including the Drumheller acquisition, which represents 72% of our established reserve base, was approximately $89 million. The Drumheller Acquisition increases our Western Canadian land holdings to 290,430 gross acres (206,325 net acres) with a high average working interest of over 70%. Canadian Superior currently expects to achieve a 2003 exit rate production target of 5,000 boe/d.

ALBERTA

East Ladyfern (75-100% WI, Operated)

Canadian Superior has assembled an attractive acreage position of approximately 14,080 gross acres of lands in the active Ladyfern area. A portion of these lands (6,400 acres) were acquired at the Government of Alberta’s November 13, 2002 Alberta Petroleum and Natural Gas Land Sale for a total purchase price of $1,249,740 ($195 per acre). The Corporation’s East Ladyfern play is located in Northwest Alberta, 65 miles east of Fort St. John, British Columbia, up-dip from the main Ladyfern gas field. Detailed proprietary seismic was acquired by Canadian Superior to evaluate these lands for purchase and to facilitate the choosing of the first four drilling locations. Several major Slave Point amplitude anomalies analogous to the main Ladyfern gas field and other major gas field in the area, have been identified on seismic that covers our acreage.

The main Ladyfern gas field’s reserves potential is estimated to be in excess of 1 tcf of natural gas. It is one of the largest discoveries in Western Canada in the past 15 years. The Ladyfern gasfield currently accounts for approximately 4% of Western Canadian gas production. The Murphy/Apache Ladyfern discovery at A-097-H/094-H-01 tested at rates in excess of 100 mmcf/d of natural gas.

        During 2002, Canadian Superior initiated the detailed preparations for the drilling of our East Ladyfern area wells. Drilling and casing of two of the four planned East Ladyfern well locations occurred in the first quarter of 2003. The first two drilled exploration wells are Slave Point natural gas discoveries. We are optimistic that these natural gas discovery wells will be developed as part of a new gas field on our extensive holdings in the East Ladyfern exploration area.  Planning is proceeding for the drilling of two additional wells in 2003, followed by a multi-well program to develop this newly discovered field. Since East Ladyfern is a winter access only area, we will endeavour to fully evaluate and test our two discovery wells in the next drilling season. We have already submitted pipeline and facilities applications required to construct the infrastructure required to tie-in the first two gas wells.

        The recently discovered East Ladyfern reserves have not been included in the Corporation’s year-end reserves or in the year-end Net Asset Value calculation. Canadian Superior holds a 75% operated working interest in the first two wells. El Paso has farmed in and participated in order to earn a 25% working interest.

Venus (100% WI & Farm-in, Operated)

This property, located 50 miles northeast of the East Ladyfern area, has been a challenge to deal with. During 2002, several exploration wells were drilled and completed.  Initial production of up to 10 mmcf/d was tested from one well and subsequently this well was placed on production at an average rate of 2.0 mmcf/d for a period of 4 months. Subsequent to this, production from this well declined with associated water, which has presented challenges from a water disposal standpoint which we expect to address next winter in this winter access only area. Canadian Superior is evaluating the viability of other wells coming onstream and has negotiated a farm-in to drill another well up-dip on the productive Slave Point reef trend. Canadian Superior has increased its acreage holdings to 14,784 gross acres of lands in the Venus area of Alberta.

Windfall (100% WI, Operated)

Canadian Superior has increased its holdings to approximately 5,920 acres in the Windfall area south of Edson. During 2002, two additional wells were drilled and placed on production. Production averaged 2.3 mmcf/d and 48 bbls per day of NGLs in December 2002. Facilities and pipeline balancing, coupled with zone completions in these wells are underway to maximize production. Following the interpretation of recently acquired seismic, a three well development program is planned for 2003.  In addition, recent seismic interpretation has indicated a deeper oil bearing objective that may result in a high impact exploration well being drilled in 2003.

Other Alberta Activity Areas

In the Boundary Lake area of Northwestern Alberta, Canadian Superior successfully drilled and cased three wells (net 50% WI, operated) with a large industry partner, Husky Oil. Two of these wells were placed onstream in 2002, with an average production rate of 1.25 mmcf/d over a 5-month period. During 2002, Canadian Superior increased its acreage position in this key area to a total of 12,480 gross acres (9,504 net acres). Additional seismic has been acquired, a deeper oil target has been identified, and additional wells are planned for 2003.

        In the Bison Lake area in North Central Alberta (100% WI, operated), Canadian Superior expanded its land holdings and continued development of multi-zone shallow targets during 2002 and into the first quarter of 2003. Canadian Superior now has operated land holdings totalling 26,240 acres. Production from the Bison Lake area averaged 1.5 mmcf/d over an 8 month period in 2002. Additional wells may be drilled to examine the Wabamun potential on the Corporation’s lands.

        In the Twinning area in Central Alberta (66.7% WI, operated), the Corporation produced from two wells at an average of 425 mcf/d plus 14 bbls per day of NGLs (net) during 2002.

"EAST LADYFERN TWO SUCCESSFUL GAS WELLS"

BRITISH COLUMBIA

In Northeast British Columbia, Canadian Superior has land holdings that cover 13,938 gross acres (10,745 net acres).

Parkland (100% WI, operated)

In Parkland, south of Ft. St John, the Corporation holds 5,120 acres of land. A successfully drilled well is expected to be completed and production tested in 2003.  Further development drilling is planned for this high impact area.

Umbach  (62.5% WI, operated)

At Umbach, north of Fort St. John, Canadian Superior operates one well that averaged in excess of 250 mcf/d of gas and 6.5 bbls of NGLs over an 8-month period.  The Corporation has land holdings totalling 5,557 gross acres (3,994 net acres) and has acquired a large database of seismic in this play area.  To date our technical team has defined a deep objective in the Slave Point formation that is on trend south and west of the Ladyfern area in the expanding Slave Point reef natural gas play. This prospect has received considerable farm-in interest from industry. The deep objective has the potential for large reserves-based natural gas play.  Further land acquisitions are expected in this exploration area. It is anticipated that this attractive high impact play will be proposed for drilling in 2003.

Altares (50% WI, operated)

Altares is a 50% working interest land holding located west of Fort St. John, British Columbia.  Canadian Superior has acquired 3,200 gross acres (1,600 net acres) on this foothills over-thrust prospect.  A well is planned for drilling in late 2003 targeting the Mississippian formation on this high impact prospect.  This prospect is directly on trend and analogous to the Kobes Creek natural gas field located in Northeast British Columbia.

SASKATCHEWAN

In Saskatchewan, Canadian Superior holds interests in 7,137 net acres.  Bronson Lake, Frenchman Butte and Makwa are Canadian Superior’s producing properties.  These properties are relatively mature in nature.  Natural gas production from our Saskatchewan properties averaged 675 mcf/d in 2002.  Drilling opportunities on new lands acquired during 2003 will be pursued to add low risk natural gas production due to the attractiveness of low development and operating costs.

DRUMHELLER ASSET ACQUISITION

On March 20, 2003, Canadian Superior closed on a strategic high working interest production acquisition with core assets located in the Drumheller area of Central Alberta.  The Drumheller property acquisition is highly accretive and will dramatically increase Canadian Superior’s cash flow and production base.  The effective date for transaction adjustments was October 1, 2002; however, due to accounting rules, it cannot be booked into our financial statements until late March of 2003 (the closing date of the transaction).  The unadjusted purchase price was approximately $65 million. Purchase price adjustments reduced the price paid for this acquisition by $11.5 million.  Primarily as a result of high commodity prices during the period between the October 1, 2002 effective date and the March 20, 2003 closing date, the net closing price was $53.5 million.  The acquisition adds 2,600 boe/d of production at an effective cost of $20,576 per flowing barrel oil per day (6:1) and $10.59 per established boe.

        The Drumheller area asset acquisition is a strategic purchase that establishes a year-round access core area with multiple low risk prospects for oil and natural gas.  The purchase includes 170,000 gross acres (106,693 net acres) of land, access to extensive seismic data, and key infrastructure interests (three gas plants, three oil batteries, 20 production facilities and 130 kilometres of company-operated pipelines).  Our technical team believes that deeper horizons can be targeted to add reserves and production on a cost effective basis.  Approximately 40 drillable locations exist with the potential to add up to 2,000 boe/d by the end of 2003.

Looking forward, we intend to increase the value of the Drumheller area assets by drilling identified low risk locations with short tie-in distances, initiating waterflood programs to increase deliverability and recovery factors, executing an aggressive exploration program on the large base of high working interest undeveloped lands, and increasing utilization of existing capacity in owned plants and production facilities.  This acquisition, in combination with our other assets, provides Canadian Superior with a stable growth platform for many years to come.

2003 GROWTH STRATEGY

Given that we have now established a stable operating platform in Western Canada, our focus over the next 12 months will be directed at five key corporate objectives.  These corporate objectives are as follows:

1.   Continue to grow Western Canadian cash flow and production base focusing on the Drumheller acquisition and high impact Western Canadian plays.

2.   Maintain a strong balance sheet.

3.   Targeted exit rate for 2003 production of 5,000 boe/d of oil, NGL’s, and natural gas.

4.   Continue with further drilling and development of ‘world-class’ “Mariner, Marquis and Mayflower” East Coast projects to deliver home runs for shareholders!

5.   Further expand underlying value for shareholders through the drill bit and by strategic acquisitions.

We are confident that this focused strategy will reward shareholders handsomely during the upcoming year.

RESERVES SUMMARY

January 1, 2003 Reserves (Pro Forma Drumheller Acquisition)

	Oil	Gas	NGL	MBOE
	(MSTB)	(MMCF)	(MBBLS)	(6:1)
Gross Proven Producing	1,091	21,775	274	4,994
Gross Proven Non-Producing Developed	74	4,178	69	839
	1,165	25,953	343	5,834

Probable (50% risked)	2,086	10,011	186	3,940
Established	3,251	35,964	529	9,774

Value of Reserves (10% discounted cash flow M$)	2002	2001

Established	89,013	51,524
Proven	68,786	35,321

The above reserve table and values combine a Gilbert Laustsen Jung Associates Ltd evaluation of the Corporation’s Drumheller acquisition properties, evaluated as at October 1, 2002, with the Corporation’s pre-existing properties, evaluated by Chapman Petroleum Engineering Ltd  as at January 1, 2003.  Fourth quarter 2002 Drumheller production represents approximately 5% of the total Drumheller proved reserves included above.  On a boe basis, the newly acquired Drumheller properties represent approximately 72% and 57%, respectively, of combined proven and established corporate reserves. Both engineering firms used their respective price decks, which were not materially different.

PRICING ASSUMPTIONS

Per Gilbert Lausten Jung Associates Ltd pricing

							ARTC Credits (5)
			AECO	NGL	NGL	NGL	Rate	Max
	WTI (1)	Price (2)	Spot Gas (3)	Propane	Butane	Pentanes	%	M$
	($US/STB)	$Cdn/STB)	($/MMBTU)	($/BBL)	($/BBL)	($/BBL)
Current Year Forecast
2003	25.50	38.50	5.65	24.75	27.25	39.50	25	500

Future Forecast
2004	21.75	32.00	5.00	19.75	21.50	33.00	25	500
2005	20.50	29.50	4.70	19.50	20.50	31.00	25	500
2006	20.00	29.25	4.85	19.50	20.50	31.00	25	500
2007	20.00	28.75	4.85	19.50	20.50	31.00	25	500

(1)  West Texas Intermediate quality (D2/S2) crude landed in Cushing, Oklahoma.

(2)  Equivalent price for Light Sweet Crude (D2/S2) landed in Edmonton, Alberta after exchange of .650 $US/$Cdn escalating at 1.5% per year.

(3)  Price paid at field delivery point.

(5)  ARTC rate ranges from 75% maximum to 25% minimum. Crown royalty shelter - $2,000,000.

ESTIMATED NET ASSET VALUE

(Using December 31, 2002 values and Pro-Forma Drumheller acquisition values)

	2002	2001
	(Pro-Forma
(Thousands, except per share)	Drumheller)
Present Value Reserves (1)
Proven Reserves discounted at 10%	68,786	35,321
Risked (50%) Probable Reserves
Discounted at 10%	20,227	16,203
	89,013	51,524
Undeveloped Land
Western Canada (2)	11,962	3,595
Nova Scotia Offshore (3)	91,000	85,000
Seismic Data (4)	6,900	4,600
Working Capital (Net Debt) (5)	(29,834)	1,311
East Coast Work Commitment Deposits	12,032	21,115
Option Proceeds	6,540	3,697
	187,613	170,842

Diluted Common Shares	93,272	53,325

Net Asset Value per Share	$2.01	$3.20

1. Reserve values based upon Gilbert Laustsen Jung Associates Ltd Drumheller acquisition evaluation as at October 1, 2002 combined with the Corporation’s pre-existing properties as evaluated by Chapman Petroleum Engineering Ltd  as at January 1, 2003.

2. Western Canada land values represent the Corporation’s pre-existing properties, as  evaluated by Chapman Petroleum Engineering Ltd, of $7.8 million, combined with internally estimated Drumheller acquisition net undeveloped land value of $4.2 million.

3. Nova Scotia land value based upon McDaniel & Associates Consultants Ltd evaluation as at January 1, 2003.

4. Includes two large seismic data sets (Offshore Nova Scotia and Western Canada) and two 2-D seismic sets shot  by the Corporation on the Nova Scotia offshore area, estimated internally by Corporation.

5. Net debt represents December 31, 2002 net debt of $5.5 million combined with a pro-forma increase in debt of $24.4 million upon closing of the Drumheller acquisition.

UNDEVELOPED LANDS

During 2002 the Corporation continued its aggressive Western Canada land acquisition program adding approximately 47,000 gross acres to its holdings — an increase of 91.7%. A major portion of the 2002 increase was located in the East Ladyfern area. Subsequent to the drilling of the “Marquis” well the Corporation’s net acreage Offshore Nova Scotia was reduced to reflect the earnings of the partner to depth drilled. The Corporation continues to hold a 100% interest in the deeper rights on the “Marquis” block.

        In January 2003 the Corporation announced a major acquisition in the Drumheller area of Alberta. The acquisition, which was effective October 1, 2002, includes 74,326 acres of undeveloped lands which are not included in the above comments.

The table below sets out the Corporation’s undeveloped land holdings as at December 31, 2002:

			Average
Undeveloped	Gross	Net	Working
Lands	Acres (1)	Acres(2)	Interest
Alberta (excluding Drumheller)	82,304	72,250	87.8%
British Columbia	11,909	9,236	77.6%
Saskatchewan	4,032	4,032	100.0%
Nova Scotia	933,800	877,768	94.0%
	1,032,045	963,286	93.3%
Drumheller, Alberta	74,326	59,223	79.7%

Total	1,106,371	1,022,509	92.4%

(1)   “Gross” refers to the total acres in which the Corporation has or may earn an interest.

(2)   “Net” refers to the total acres in which the Corporation has or may earn an interest, multiplied by the percentage  working interest owned or to be owned by the Corporation.

        The Nova Scotia offshore acreage has been appraised a $91 million fair market value. The appraised value of the undeveloped acreage in Western Canada (excluding the Drumheller acquisition) is approximately $7.8 million.

JOINT VENTURES POLICY

Canadian Superior has a policy of acquiring and operating 100% of its properties, wherever possible.  Certain capital cost and risk profiles do, however, warrant risk management through the formation of joint ventures.  The Corporation intends to continue to enter into joint venture agreements with various operators to minimize high risk capital exposure and to maximize leverage on its high working interest lands.

ENVIRONMENTAL RESPONSIBILITY

Canadian Superior conducts its operations in Canada in a manner consistent with environmental regulations as stipulated in provincial and federal legislation.  The Corporation is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making expenditures of both a capital and expense nature to ensure full compliance with laws relating to protection of the environment.  The Corporation anticipates spending sufficient funds on environmental expenditures in 2003 in order to comply in all material respects with all environmental requirements related to its field operations. The Corporation does not anticipate that such expenditures, as a percentage of cash flow, will be greater than those expected, on average, by other industry operators.  The Corporation will maintain insurance coverage where available, and financially desirable, in light of risk versus cost factors.

HUMAN RESOURCES

Canadian Superior continued to add to its Western Canadian exploration and operational staff during 2002. The Corporation currently has a total of 43 full-time staff, including six staff members in each of the Halifax and the Drumheller offices.  Expert consultants are retained on an as required basis.

MANAGEMENT DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis should be read in conjunction with the Financial Statements and Auditors’ Report included in this Annual Report.  The Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada.  The following discussion and analysis refers primarily to 2002 compared with 2001, unless otherwise indicated.  The calculation of barrels of oil equivalent (“boe”) is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

        Management’s Discussion and Analysis contains the term “cash flow from operations”, which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with generally accepted accounting principles (“GAAP”) as an indicator of the Company’s financial performance.  Canadian Superior’s determination of cash flow from operations may not be comparable to that reported by other corporations.

Production, Pricing and Revenue

Natural gas production, which contributed 90 percent of 2002 revenues, increased 88 percent to average 4.7 mmcf/d in 2002, up from an average of 2.5 mmcf/d a year earlier.  As a result, oil and gas revenues increased 57 percent to $7.7 million in 2002, up from $4.9 million in 2001.  The Corporation averaged $4.04 per mcf for its 2002 natural gas sales, down 23 percent from $5.23 per mcf realized in 2001 as a result of lower 2002 market prices.  Canadian Superior sold all of its production into the spot market in 2002 and 2001.

        Oil and natural gas liquids production tripled to average 59 bbl/d in 2002, up from an average of 19 bbl/d in 2001. Liquids prices realized were slightly lower in 2002, averaging $35.69 compared to $36.03 in 2001.

Royalties

The 2002 royalty expense increased to $1.7 million from $0.9 million in 2001, reflecting the Corporation’s 88 percent increase in natural gas production.  Royalties averaged 22 percent of revenues in 2002, up from 18 percent in 2001, as a result of the Waterton property disposition in May 2001.  A portion of the 2001 Waterton production qualified for royalty holidays, but the new 2002 production does not qualify for royalty holidays.

Operating Expenses

Production and operating expenses were $2.5 million in 2002, up from $1.1 million in 2001, largely resulting from the significant increase in the Corporation’s production year over year.  2002 operating expenses were $8.22 per boe, up $1.57 per boe from a year prior.  Approximately 25 percent of the 2002 operating expenses related to leased production equipment, much of which is currently being examined with the intent of exercising purchase options thereby lowering future operating costs.

General and Administrative Expenses

General and administrative expenses increased to $2.9 million in 2002, up from $2.3 million the prior year.  The increase can be attributed to the increased staffing and associated expenses in the Calgary and Halifax offices to support the Corporation’s increased operations activities.

Depletion and Amortization

Depletion and amortization expenses of $5.6 million in 2002, were up $4.6 million from the prior year.  The increase results from the nearly doubled 2002 production, as compared to 2001, and a decrease in the Corporation’s reserve base as at January 1, 2003 which was reflected in higher fourth quarter depletion charges.

Future Site Restoration

The Corporation accrues a provision for future site restoration based on its existing number of wells and production facilities.  The provision was $295,000 in 2002 and $63,000 in 2001. The rise reflects both higher 2002 production and the increased well count.

Interest Expense

During 2002 the Corporation periodically utilized its revolving production loan facility, which at year end had a drawn balance of $5.15 million. $158,000 of interest expenses were incurred in 2002 compared to nil in 2001.

Other Income

Other income in 2002 of $454,000 consists solely of interest income earned on the Corporation’s $12.0 million of term deposits.  The 2001 other income amount of $13.5 million is principally related to a $13.2 million gain recorded on the disposition of the Corporation’s interest in the Waterton area.

Taxes

The Corporation recorded current taxes only in respect of the federal Large Corporations Tax.  This tax is based on the Corporation’s year-end book value, and as a result of the asset write-down was reduced to $64,000 in 2002.  A reduction in future income taxes of $19.9 million was recorded, $18.3 million of which relates to the asset write-down. The Corporation does not expect to be cash taxable in 2003.

Capital Expenditures

Gross capital expenditures in 2002 totaled $55.0 million, nearly double the 2001 amount.  Approximately $35.5 million was spent on drilling and completions, $11.1 million on tie-ins and pipelines and $5.2 million on land and seismic purchases. $3.2 million of overhead related to the Corporation’s exploration program was capitalized.  A significant portion of the 2002 capital program related to the drilling of the “Marquis” L-35/L-35A well, in which the Corporation recorded $15.3 million gross drilling expenditures including costs related to its drilling insurance premiums.  These costs were largely offset by a $10.0 million prospect commitment fee Canadian Superior received from El Paso in the third quarter of 2002.  In the event that any natural gas or other hydrocarbons in commercial quantities are produced from a well on the “Marquis Project”, the Corporation will be obligated to repay the amount in 12 quarterly installments following commencement of commercial production.  This commitment fee allowed the Corporation to retain a 50 percent working interest in the “Marquis Project”, including the drilling of the approximately $45.0 million “Marquis” well for a net cash outlay of only $5.3 million.

Cash Flow

Cash flow from operations totalled $0.8 million in 2002, compared with $1.7 million the previous year. The decrease is principally due to lower commodity prices, decreased 2002 interest income and a foreign currency gain realized in 2001.

Ceiling Test

The Corporation completed a ceiling test on the net carrying cost of its oil and gas assets at December 31, 2002, as compared to the undiscounted sum of the Corporation’s constant dollar future net cash flows. Based on year-end commodity prices of $6.00 per mcf for natural gas and $43.25 per bbl for oil and NGL’s the Corporation recorded a $43.0 million pre-tax ($24.7 million after tax) write-down of the carrying cost of its oil and gas assets.

Principal factors requiring the ceiling test write-down include negative revisions to the Corporation’s year-end proven reserve base and the inclusion of the “Marquis” L-35/L-35A well costs, which was abandoned, and certain other related Offshore Nova Scotia preliminary costs totalling gross $22.6 million ($12.6 million net of prospect commitment fee received).  In addition, our 2002 asset base was heavily weighted to winter access activity areas.  A number of activities scheduled for the Corporation’s 2002 drilling and workover programs were scheduled for winter access areas in Alberta, and were delayed significantly due to late freeze-up conditions.  This hampered our ability to increase production to expected year-end levels and as a result, the Corporation elected to take a conservative stance on its proven reserve assessments in the predominantly winter access areas of Bison Lake, Venus, Boundary Lake, Windfall and Umbach. In the fall of 2003, after freeze-up, Canadian Superior intends to go back to many of these winter access areas for remedial work and expects to recapture some of the proven reserves.  The magnitude of the write-down was exacerbated by the reported pre-tax gain, of $13.2 million, on the sale of Waterton in 2001.  Had the Corporation been carrying more oil and gas asset costs at that time, the gain would have been recorded as a reduction in assets in 2001, thus reducing the magnitude of the 2002 asset write-down by the corresponding $13.2 million amount.

        It should be noted that the Corporation’s East Ladyfern project, in which two wells were successfully drilled in the spring of 2003, is not included in the year-end reserve evaluation.

        The Drumheller reserves, which are accessible on a year-round basis, were evaluated by Gilbert Laustsen Jung Associates Ltd and currently account for approximately 72 percent of the Corporation’s total proved reserves. These reserves were not included in the year-end results.

Earnings (Loss)

The Corporation posted a net loss of $28.2 million in 2002, compared to earnings of $8.1 million in 2001.  The current year loss results primarily from the above mentioned ceiling test and increased fourth quarter depletion charges, whereas 2001 earnings incorporated a $13.2 million pre-tax gain on the sale of the Waterton property.

Subsequent Events

On January 13, 2003 the Corporation announced that it had entered into an agreement with El Paso Corporation to acquire El Paso’s Drumheller area oil and gas assets effective October 1, 2002.  The transaction closed on March 20, 2003 for a price of $53.5 million net of purchase price adjustments related primarily to post October 1, 2002 production.  This acquisition added proved reserves of approximately 4.2 million boe, established reserves of approximately 5.5 million boe, and production of approximately 2,600 boe per day.

Liquidity and Capital Resources

At December 31, 2002 the Corporation had a $14.0 million demand revolving production loan facility with a Canadian chartered bank, of which it had drawn $5.15 million.  The Corporation’s net debt at year end was $5.5 million.  On March 20, 2003, in conjunction with the Drumheller asset acquisition, the facility was increased to $28.0 million.  The facility is reviewed annually, with the next review scheduled for June 30, 2003.  Given current commodity price levels, management’s objective is to maintain debt within approximately 1.5 times, or less, annualized monthly cash flow for 2003.

        The Corporation has $12.0 million in interest bearing term deposits at December 31, 2002, which are posted as security against work expenditure bids, of approximately $48.0 million, relating to its Offshore Nova Scotia exploration licenses. At December 31, 2001, the corresponding figure was $21.1 million.  The deposits are released to the Corporation on a basis proportionate to 25 percent of expenditures incurred.  During 2002, $9.1 million of the deposits were released to Canadian Superior as a result of the drilling of the “Marquis Project” well and a joint venture agreement pertaining to three of the offshore licenses. It is the Corporation’s intention to secure a joint venture partner for its deepwater “Mayflower” block which, if successful, will release up to $10.3 million in secured term deposits assigned to this block.

During 2002, the Corporation funded its $55.0 million (gross) capital expenditure program through the issuance of $28.5 million in equity (52 percent), redemption of $9.1 million in term deposits (17 percent), revolving production loan advances of $5.15 million (9 percent), $2.3 million dollars of working capital (4 percent), and the receipt of a $10.0 million prospect commitment fee (18 percent).

        The Corporation’s 2003 exploration and development expenditures are expected to be primarily funded from operating cash flow.  If additional cash is required to fund the planned 2003 capital program, it may come from equity financing or potential releases of the secured term deposits as additional work expenditures or joint venture arrangements are performed. The Corporation may also elect to farm-out other portions of its offshore Nova Scotia acreage, or enter into other arrangements with third parties, thereby reducing capital required from the Corporation to fund these prospects.

        In the first quarter of 2003, the Corporation raised $35.0 million (gross) in equity and increased its revolving production loan facility to $28.0 million, both of which were ultimately used to fund the Drumheller acquisition of approximately $53.5 million (net of purchase price adjustments).

        As at April 30, 2003, the Corporation had 87,627,006 common shares outstanding and 5,815,668 outstanding options to purchase common shares.

Business Risks

Companies engaged in the oil and gas industry are exposed to a number of business risks, which can be described as operational and financial risks, many of which are outside of Canadian Superior’s control. More specifically these include risks of economically finding reserves and producing oil and gas in commercial quantities, marketing the production, commodity prices and interest rate fluctuations and environmental and safety risks.  In order to mitigate these risks, the Corporation has an experienced base of qualified personnel, both technical and financial and maintains an insurance program that is consistent with industry standards.

        At December 31, 2002 the Corporation had $12.0 million of term deposits posted as security against its Offshore Nova Scotia work expenditure bids. To the extent that expenditures are not incurred within the period allowed, the Corporation would forfeit its proportionate share of any remaining deposit relating to the unexpended work commitment.

MANAGEMENT’S REPORT TO SHAREHOLDERS

Management is responsible for the preparation of the financial statements and the consistent preparation of all other financial information in this annual report. The financial statements have been prepared in accordance with generally accepted accounting principles, and the other financial information appearing throughout the annual report is presented on a basis consistent with the financial statements.

Management maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and that relevant and reliable information is produced in a timely manner.

External auditors, appointed by the shareholders, have examined the financial statements. Their report follows. The Audit Committee of the Board of Directors has reviewed the financial statements with management and the external auditors. The Board of Directors has approved the financial statements on the recommendations of the Audit Committee.

Greg S. Noval	Robert Pilling
President	Vice President

AUDITORS’ REPORT TO SHAREHOLDERS

We have audited the balance sheets of Canadian Superior Energy Inc. as at December 31, 2002 and 2001 and the statements of earnings and retained earnings (deficit) and cash flows for the years then ended.  These financial statements are the responsibility of the corporation’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

CALGARY, Alberta
April 30, 2003	CHARTERED ACCOUNTANTS

BALANCE SHEET DECEMBER 31

(Thousands of dollars)

Assets	2002	2001
Current assets
Cash and short-term investments	$—	$8,190
Accounts receivable	4,254	3,532
Prepaid expenses	1,724	232
	5,978	11,954
Term deposits (Note 3)	12,032	21,115
Oil and gas assets (Note 4)	31,946	35,519
	$49,956	$68,588

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$6,312	$10,751
Revolving production loan (Note 5)	5,150	—
	11,462	10,751
Provision for future site restoration	411	116
Future income taxes (Note 8)	5,213	14,824
	17,086	25,691

Shareholders’ Equity
Share capital (Note 6)	49,927	31,781
Retained earnings (deficit)	(17,057)	11,116
	32,870	42,897
Contingencies and commitments (Note 11)
Subsequent Events (Note 12)

	$49,956	$68,588

See accompanying notes to financial statements

Approved by the Board

Greg S. Noval	Robert Pilling
Director	Director

STATEMENT OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

YEARS ENDED DECEMBER 31

(Thousands of dollars except per share amounts)	2002	2001
Revenue
Oil and gas	$7,741	$4,945
Royalties, net of royalty credit	(1,734)	(867)
	6,007	4,078

Expenses
General and administrative	2,898	2,291
Production and operating	2,542	1,054
Interest	158	—
Depletion and amortization	5,599	992
Future site restoration	295	63
Write down of oil and gas assets (Note 4)	43,000	—
	54,492	4,400
Loss from operations	(48,485)	(322)
Other income (Note 10)	454	13,499
Earnings (loss) before income taxes	(48,031)	13,177
Income taxes
Current	64	140
Future (reduction) (Note 8)	(19,922)	4,928
	(19,858)	5,068
Net earnings (loss)	(28,173)	8,109
Retained earnings, beginning of year	11,116	3,007
Retained earnings (deficit), end of year	$(17,057)	$11,116
Earnings (loss) per share	$(0.51)	$0.20
Diluted earnings (loss) per share	$(0.51)	$0.19

See accompanying notes to financial statements

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31

(Thousands of dollars except per share amounts)	2002	2001
Cash provided by (used in) :

Operations
Net earnings (loss)	$(28,173)	$8,109
Items not involving cash for operations
Depletion and amortization	5,599	992
Future site restoration	295	63
Write down of oil and gas assets	43,000	—
Future income taxes (reduction)	(19,922)	4,928
Gain on sale of oil and gas properties	—	(13,210)
Interest on unexpended exploration costs	—	461
Write-down of investments	—	230
Write-down of merger proposal costs	—	156
Cash flow from operations	799	1,729
Net change in non-cash working capital	(6,654)	4,309
	(5,855)	6,038

Financing
Issue of shares	28,457	19,991
Redemption (purchase) of term deposit	9,083	(14,190)
Revolving production loan advances	5,150	—
	42,690	5,801
Investing
Purchase of capital assets	(55,025)	(27,660)
Prospect commitment fee (Note 11d)	10,000	—
Sale of oil and gas properties	—	18,728
Prospect review recoveries	—	1,250
Merger proposal	—	(156)
Interest on unexpended exploration costs	—	(461)
	(45,025)	(8,299)

Increase (decrease) in cash and short term investments	(8,190)	3,540
Cash and short-term investments, at beginning of year	8,190	4,650
Cash and short-term investments, end of year	$—	$8,190
Cash flow from operations per share	$0.01	$0.04
Diluted cash flow from operations per share	$0.01	$0.04

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2002 AND 2001

(Tabular amounts in thousands except per share amounts)

Note 1 - Accounting Policies

a)    Depletion and Amortization - Canadian Superior Energy Inc. is engaged in the acquisition, exploration, development and production of oil and natural gas in Canada.  The Corporation follows the full-cost method of accounting for oil and gas operations whereby all costs relating to the  acquisition of, exploration for, and development of oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, costs of production equipment and overhead charges related to acquisition, exploration and development activities.

                The costs are amortized using the unit-of-production method based upon the estimated proved oil and gas reserves as determined by the Corporation’s petroleum engineers. Oil and natural gas reserves and production are converted into equivalent units based upon relative energy content.

                Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment  has occurred.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

                The Corporation applies a quarterly ceiling test to capitalized oil and gas property costs to ensure that such costs do no exceed the estimated future net revenues from production of proven reserves, at prices and operating costs in effect at the year end, plus the cost of unevaluated properties less management’s estimate of impairment.  The test also provides for estimated future administrative overhead, financing costs, future site restoration costs and income taxes.

                Proceeds received from disposals of properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

                Amortization of other equipment is provided on a diminishing balance basis at rates ranging from 20% to 100% per annum.

                Gains and losses from disposals are included in income.

 b)   Future Site Restoration Costs - Estimated future site restoration costs are provided based on the estimated production life of the properties. Actual expenditures will be charged to the accumulated provision when incurred.

c)    Joint Ventures - The Corporation’s exploration and development activities related to oil and gas are conducted jointly with others. The accounts reflect only the Corporation’s proportionate interest in such activities.

d)    Income Taxes - The Corporation follows the liability method of accounting for income taxes.  Temporary differences arising from the differences between the tax basis of an asset or liability and its carrying amount on the balance sheets are used to calculate future income tax assets or liabilities.  Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

e)    Measurement Uncertainty - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Corporation’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ materially from those estimates.

f)      Per Share Amounts - The Corporation follows the treasury stock method for the computation of diluted per share amounts.  This method assumes the proceeds from the exercise of dilutive options are used to purchase common shares at the average market price during the period.

Note 2 - Change in Accounting Policies

Effective January 1, 2002, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to stock-based compensation.  The Corporation elected to continue to use the intrinsic value method to account for its stock-based compensation plan and to disclose the pro-forma results of using the fair value method (see Note 6d).

        The cash at December 31, 2002 and December 31, 2001 consists of unassigned cash and short term investments.  The cash figure in 2001 has been restated to conform to the above definition.

Note 3 - Term Deposits

Under the terms of the licenses referred to in Note 11a, the Corporation has assigned term certificates totaling $12,032,000 (2001 - $21,115,000).  Accordingly, this amount has been classified as a non-current asset.

Note 4 - Oil and Gas Assets

	2002			2001
		Accumulated
		Depletion and
	Cost	Amortization	Net	Net
Oil and gas assets	$40,910	9,127	31,783	35,365

Other equipment	492	329	163	154
	$41,402	9,456	31,946	35,519

Future development costs related to proven undeveloped reserves of $1,288,000 (2001-$3,896,000) have been included in the depletion base calculation at December 31, 2002.

        At December 31, 2002, the Corporation has excluded $9,200,000 (2001-$9,846,000)  of oil and gas properties relating to unproved properties from costs subject to depletion.  General and administrative expenses totaling $3,180,000 (2001-$2,113,000), of which $770,000 (2001-$1,141,000) pertained to the Nova Scotia project, that were directly related to exploration and development activities have been capitalized for the year ended December 31, 2002 .

        At December 31, 2002, the Corporation applied a ceiling test to its oil and gas assets using December 31, 2002 prices of:

Gas (per thousand cubic feet)	$6.00
Oil and natural gas liquids (per barrel)	$43.25

        The application of the test resulted in a $43.0 million pre-tax reduction ($24.7 million after tax) in the carrying value of the Corporation’s oil and gas assets.

        At December 31, 2002 the estimated future site restoration costs to be accrued over the remaining life of proven reserves were $1,589,000 (2001-$1,246,000).

Note 5 - Revolving Production Loan

At December 31, 2002 the Corporation had a demand revolving production loan facility (the “facility”) with a Canadian chartered bank of $14,000,000 of which it had drawn $5,150,000.

        On March 20, 2003, in conjunction with the Drumheller acquisition, as outlined in Note 12a, the facility was increased to $28,000,000.  The facility bears interest at prime plus 0.75% on the first $22.5 million of the facility and prime plus 1.0% on the excess.

        The facility is secured by a $50 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering  all of the assets of the Corporation. The facility is reviewed on an annual basis, with the next such review scheduled for June 30, 2003.

Note 6 - Share Capital

a)     Authorized:

        Unlimited number of common shares

        Unlimited number of preferred shares

b)    Voting common shares issued:

	Number	Amount
Balance, as at January 1, 2001	35,833	$17,343
Issued for cash on flow through share issues net of income tax benefits renounced	2,430	1,349
Issued for cash	1,600	2,000
Issued upon exercise of stock options	450	255

Balance, as at December 31, 2001	40,313	20,947

Issued upon conversion of special warrants	10,107	10,834
Issued upon exercise of stock options	517	493
Issued for cash	1,353	3,790
Issued for cash on flow-through shares	12,812	26,105
Tax benefits renounced on flow-through shares	—	(11,095)
Issue costs, net of future tax reduction of $783	—	(1,060)
Repurchased under Normal Course Issuer Bid	(70)	(87)
Balance, as at December 31, 2002	65,032	$49,927

c)     Special warrants issued:

	Number	Amount
Balance, January 1, 2001	—	$—
Issued for cash:
Flow-through warrants net of income tax benefits renounced	6,917	6,761
Common warrants	3,190	4,785
Issue costs net of income tax benefits	—	(712)
Balance, December 31, 2001	10,107	10,834
Converted upon issuance of common shares	(10,107)	(10,834)
Balance, as at December 31, 2002	—	$—

d) Stock options:

The Corporation has a stock option plan for its directors, officers, employees and key consultants. The exercise price for stock options granted is no less than the quoted market price on the grant date.  An option’s maximum term is ten years.

	2002		2001
		Weighted		Weighted
	Number	Average	Number	Average
	of Options	Price	of Options	Price
Balance, beginning of year	4,020	$0.92	2,175	$0.75
Forfeited	(356)	1.14	(80)	0.81
Exercised	(517)	0.95	(450)	0.57
Granted	2,694	1.39	2,375	1.00
Balance, end of year	5,841	$1.12	4,020	$0.92

The following table summarizes information about the stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
		Weighted
		Average of	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Exercise Price	of Options	Life years)	Price	of Options	Price
$0.80 - 0.82	2,662	5.0	0.81	2,386	0.81
1.10 - 1.30	1,594	9.5	1.14	517	1.19
1.50 - 1.60	1,490	9.1	1.54	400	1.59
2.70 - 3.00	95	9.4	2.89	—	—
$0.80 - 3.00	5,841	7.4	1.12	3,303	0.96

The Corporation uses the intrinsic value method to account for its stock-based compensation plan.  Under this method, no compensation costs are recorded in the financial statements for stock options granted to employees and directors.  If the fair value method had been used, the Corporation’s stock - based compensation costs, pro forma net loss and pro forma net loss per share for the year ended December 31, 2002 would be as follows:

Compensation Costs	$365
Net loss
As reported	(28,173)
Pro forma	(28,538)
Net loss per common share
Basic
As reported	(0.51)
Pro forma	(0.52)
Diluted
As reported	(0.51)
Pro forma	(0.52)

The Black-Scholes option pricing model, with the following weighted average assumptions for the year ended December 31, 2002, were used to estimate the fair value of options on the date of the grant:

Risk free interest rate (%)	3.7
Expected lives (years)	10.0
Expected volatility (%)	49
Dividend per share	0.0

e)    During 2002, pursuant to a normal course issuer bid, the Corporation repurchased for cancellation 69,700 common shares at a purchase price of $87,000.

f)     During the year ended December 31, 2001, the Corporation entered into flow-through share agreements to issue 6,917,000 common shares for cash consideration of $11,759,000 and to renounce $11,759,000 of qualified expenditures.

g)    During the year ended December 31, 2002, the Corporation entered into flow-through share agreements to issue 12,812,000 common shares for cash consideration of $26,105,000 and to renounce $26,105,000 of qualified expenditures.

h)    Per share amounts - Earnings and cash flow from operations per share amounts were calculated using the weighted average number of common shares outstanding of 54,730,000 for 2002 and 40,887,000 for 2001.  Diluted earnings and cash flow from operations per share were calculated using 57,358,000 and 43,217,000 shares for the years ended December 31, 2002 and 2001, respectively.

Note 7 - Related Party Transactions

a)    Service arrangements: During the year ended December 31, 2002, the Corporation paid $1,209,000 (2001 -$380,000) at normal commercial terms for oilfield equipment rentals to a company controlled by a director and for aircraft rentals to a company controlled by an officer and director of the Corporation. At December 31, 2002, accounts receivable includes amounts totaling $1,035,000 (2001 - $467,000) for advances to one of the related companies. In January 2003 the advance was reduced to zero.

b)    Share purchase loans: At December 31, 2002 accounts receivable includes $137,500 (2001 - $175,000) for shares purchased by employees. Subsequent to December 31, 2002 these amounts were repaid.

Note 8 - Income Taxes

The net future income tax liability is comprised of:

	2002	2001
Future Tax Liabilities
Capital assets in excess of tax values	$6,428	$15,440
Future Tax Assets
Share issue costs	(1,040)	(567)
Future removal and site restoration	(175)	(49)
	(1,215)	(616)
Net future income tax liability	$5,213	$14,824

The following table reconciles income taxes calculated at the Canadian statutory rate of 42.5% with actual income taxes:

	2002	2001
Earnings (loss) before income taxes	$(48,031)	$13,177
Combined federal and provincial income tax rate	42.5%	42.5%
Computed income tax provision (reduction)	(20,413)	5,600
Increase (decrease) resulting from:
Non-deductible Crown royalties	817	349
Other	—	5
Resource allowance	(205)	52
Alberta Royalty Tax Credit	(121)	(75)
Tax effect of statutory rate change	—	(312)
Non-taxable portion of capital gains	—	(691)
	$(19,922)	$4,928

Note 9 - Risk Management

The carrying values of financial assets and liabilities approximate their fair value due to their demand nature or relatively short periods to maturity.

        A substantial portion of the Corporation’s accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks.  Purchasers of the Corporation’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

        The Corporation is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices. The Corporation is exposed to a floating interest rate on its revolving production loan.

        The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility.  These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.

Subsequent to December 31, 2002, and in conjunction with the Drumheller acquisition as outlined in Note 12a, the Corporation entered into the following contracts:

Contract	Volume	Price	Term
Natural Gas
Fixed Price	3,000 gj/d	$6.46/gj (Aeco)	April 1 - December 31, 2003
Put Option	2,000 gj/d	$6.50/gj (Aeco)	April 1 - December 31, 2003
strike cost $0.43/gj
Crude Oil
Fixed Price	275 bbl/d	$35.75 CAD/bbl WTI	June 1, 2003 - May 31, 2004

Note 10 - Other Income

	2002	2001

Interest	$454	$752
Gain on sale of oil and gas properties	—	13,210
Realized foreign currency gains	—	421
Write-down of merger proposal costs	—	(156)
Write-down of investment and notes receivable	—	(267)
Interest on unexpended exploration costs	—	(461)
	$454	$13,499

Note 11 - Contingencies and Commitments

a)    Nova Scotia: During 2000 and 2001, the Corporation acquired four exploration licenses from the Canada - Nova Scotia Offshore Petroleum Board.  These licenses are for a period of nine years in total, subject to certain requirements being met during the first five years.  As a condition of the licenses, the Corporation had originally posted security in the amount of 25% of its work expenditure bids of $84,460,000 or $21,115,000 at December 31, 2001.  The deposit is refundable to the extent of approved allowable expenditures.  As a result of 2002 expenditures and the Corporation entering into a joint venture agreement pertaining to three of the offshore exploration licenses, the amount of the deposit had been reduced to $12,032,000 at December 31, 2002.

The Corporation has issued demand promissory notes for the above mentioned $12,032,000 (2001 - $21,115,000) to the Receiver General for Canada.  These notes are secured by a Letter of Guarantee which in turn is secured by term deposits held by the Corporation.

b)    Flow-through Expenditures: At December 31, 2002, the Corporation had yet to incur approximately $7.9 million of Canadian exploration expenses which were renounced for tax purposes.  These expenses must be incurred by December 31, 2003.

c)    Litigation and Claims:  The Corporation is involved in various claims and litigation arising in the ordinary course of business.  In the opinion of management, any resulting liability is not expected to have a material adverse effect on the Corporation’s financial position.

d)    Prospect Commitment Fee:  During 2002, the Corporation received a $10 million prospect commitment fee related to its “Marquis” Prospect Offshore Nova Scotia.  In the event that any natural gas or other hydrocarbons in commercial quantities are produced from a well on the “Marquis” Prospect, the Corporation will be obligated to repay the amount in 12 quarterly installments following commencement of commercial production.

e)    Lease Obligations: The Corporation has entered into agreements to lease premises and equipment requiring future minimum payments totaling $1,177,000.  Minimum annual payments during the next four fiscal years are as follows:

2003	$899,000
2004	$220,000
2005	$47,000
2006	$11,000

Note 12 - Subsequent Events

a)    Drumheller Acquisition:  On January 13, 2003 the Corporation announced that it had entered into an agreement with El Paso Corporation to acquire El Paso’s Drumheller Area oil and gas assets effective October 1, 2002.  The transaction closed on March 20, 2003 for a price of $53.5 million net of purchase price adjustments.

b)    Equity Issuances:  On February 25, 2003, the Corporation announced it had closed a bought deal financing for total gross proceeds of $21.4 million comprised of 13.4 million common shares at $1.60 per share, including an over allotment allocation of 0.9 million shares.

                On March 20, 2003, the Corporation issued 9.0 million common shares for gross proceeds of $13.6 million, relating to a best efforts unit offering announced on March 10, 2003.  Each $1.50 unit consists of one common share and one-half purchase warrant.  Each whole warrant entitles the holder to purchase a common share for a period of twelve months from the closing date at a price of $2.00 per common share.

CORPORATE INFORMATION

DIRECTORS	OFFICERS AND SENIOR MANAGEMENT
Greg Noval, B.Comm., B.A. (Econ.), LLB	Greg Noval, B.Comm., B.A. (Econ.), LLB
President & Chief Executive Officer	President & Chief Executive Officer
Robert Pilling, B.Comm., C.G.A.	Robert Pilling, B.Comm., C.G.A.
Vice President	Vice President
Leigh Bilton	Jason Bednar, B. Comm., C.A.
Director	Controller
Dale G. Blue, B.A.	Leigh Bilton
Director	Manager, Field Operations
Charles Dallas	Michael E. Coolen, P.Eng.
Director	Director, East Coast Operations
T.J. (Jake) Harp, B.Sc. Pet. Eng., P.Geoph.	Gerold Fong, B.Sc., Geophysics
Director	Exploration Manager
Fred Purich	Mark Gillis, P.Eng.
Director	Manager, East Coast Drilling
J. Ronald Woods, B.Comm., C.F.A.	Daniel C. MacDonald B.A. in Business Admin. (Finance)
Director	Land Manager
Paul Moller, B.Sc., Geology and Physics
Manager, Special Projects

INDEPENDENT ENGINEERS
Gilbert Laustsen Jung Associates Ltd
Calgary, Alberta
Chapman Petroleum Engineering Ltd	SOLICITORS
Calgary, Alberta	McCarthy Tetrault LLP
McDaniel & Associates Consultants Ltd	Calgary, Alberta
Calgary, Alberta	Burchell Green Hayman Parish
Halifax, Nova Scotia

REGISTRAR AND TRANSFER AGENT
Computershare Investor Services Inc.	AUDITORS
Calgary, Alberta & Toronto, Ontario	Brown Smith Owen LLP
Red Deer, Alberta

STOCK EXCHANGE LISTING
The Toronto Stock Exchange	BANK
American Stock Exchange	Alberta Treasury Branch
Trading Symbol: SNG	Calgary, Alberta

CANADIAN SUPERIOR

ENERGY INC.

HEAD OFFICE

Suite 3300, 400 - 3rd Avenue S.W., Calgary, Alberta

Canada T2P 4H2

Tel: (403) 294-1411   Fax: (403) 216-2374

EAST COAST OFFICE

Purdy’s Wharf Tower 1

Suite 704, 1959 Upper Water Street, Halifax, Nova Scotia

Canada B3J 3N2

Tel: (902) 474-3969   Fax: (902) 474-3958

www.cansup.com